UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA BROADBAND, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

0001180421
(CUSIP Number)

Steven Michael Oliveira
18 Fieldstone Court
New City, NY 10956
(845) 634-5620

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Steven Michael Oliveira

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

US
	7	SOLE VOTING POWER:

NUMBER OF		166,993,986 (9.99%) (1)
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		166,993,986 (9.99%) (1)
WITH	10	SHARED DISPOSITIVE POWER:

		None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

166,993,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) As discussed more fully below, the Reporting Person beneficially owns an aggregate of 10,266,800 Series B Shares (as defined below).  Except for matters brought before the holders of Series B Shares for a vote of the holders of Series B Shares, the Reporting Person is not entitled to vote on matters submitted to a vote of the shareholders of the Issuer on an as-converted basis.  The Series B Shares may be converted, at the holder’s option, into shares of Common Stock on a ten-to-one basis; provided, however, that the Reporting Person may not convert Series B Shares into Common Stock to the extent that the Reporting Person would beneficially own in excess of 9.99% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion.  The Reporting Person may waive the restriction on the conversion of the Series B Shares into Common Stock upon 61 days’ notice to the Issuer.

Assuming the conversion of Series B Shares without regard  to the restriction on conversion thereof as discussed above, the Reporting Person would be deemed, in accordance with Rule 13d-3(d)(1) of the Act, to beneficially own an aggregate of 166,993,986 shares of Common Stock, which would represent 21.9% of the total outstanding shares of the Issuer as of November 4, 2010.

Item 1.  Security and Issuer

This statement relates to the common stock (the “Common Stock”), par value $0.001 per share, of China Broadband, Inc., a Nevada Corporation (the “Issuer”), including shares of Common Stock which may be issued upon conversion of the Series B Convertible Preferred Stock of the Issuer (the “Series B Shares”, as defined below) and the exercise of the warrants of the Issuer, including the Series B Warrants (as defined below), as described herein.  The address of the principal executive offices of the Issuer is 1900 Ninth Street, 3rd Floor, Boulder, Colorado 80302.

Item 2.  Identity and Background

(a) This statement is filed by Steven Oliveira.

(b) Mr. Oliveira’s address is 18 Fieldstone Court, New City, NY 10956.

(c) Mr. Oliveira is the managing director of Oliveira Capital, LLC.

(d) Mr. Oliveira has not been convicted in a criminal proceeding of any kind during the last five years (excluding traffic violations or similar misdemeanors).

(e) Mr. Oliveira has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such a proceeding, is he or has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Oliveira is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Oliveira is the owner of 10,266,800 shares of Series B Preferred Stock of the Issuer, par value $0.001 per share (the “Series B Shares”).  Each Series B Share is convertible into ten shares of Common Stock, subject to certain adjustments, at Mr. Oliveira’s option at any time; provided, however, that Mr. Oliveira may not convert any Series B Shares into Common Stock to the extent that Mr. Oliveira would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.  Mr. Oliveira may waive the restriction on the conversion of the Series B Shares into Common Stock upon 61 days’ notice to the Issuer .  The maximum aggregate number of shares of Common Stock into which the Series B Shares may be converted is 102,668,000 shares.  Except for matters brought before the holders of Series B Shares for a vote of the holders of Series B Shares, the holders of Series B Shares are not entitled to vote on matters submitted to a vote of the shareholders of the Issuer on an as-converted basis.

Prior to the Exchange Transaction (defined below) Mr. Oliveira was the owner of warrants to purchase 126,668,000 shares of Common Stock at a exercise price of $0.05 per share  (the “Series B Warrants”).  The Series B Warrants expired five (5) years from their issue date.   The Series B Warrants were not exercisable to the extent that Mr. Oliveira would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Mr. Oliveira acquired 4,800,000 Series B Shares and 48,000,000 Series B Warrants for total aggregate consideration of $2,400,000, which was paid by Chardan SPAC Asset Management LLC.  Mr. Oliveira is the 95% owner of the funds of Chardan SPAC Asset Management LLC and has sole voting and dispositive power over the securities owned by Chardan SPAC Asset Management.  Mr. Oliveira acquired 1,200,000 Series B Shares and 36,000,000 Series B Warrants in connection with the cancellation of a $600,000 loan made by Mr. Oliveira to the Issuer on March 9, 2010.  Mr. Oliveira acquired 4,266,800 Series B Shares and 42,668,000 Series B Warrants in connection with the conversion of Notes of the Issuer in aggregate principal amount of a $2,133,400 held by Mr. Oliveira.

On October 20, 2010, in connection with an Exchange Transaction by the Issuer (the “Exchange Transaction”), Mr. Oliveira exchanged all of the Series B Warrants with the Issuer for shares of Common Stock at a ratio of 0.6 shares of Common Stock per Series B warrant, for an aggregate of 76,000,800 shares of Common Stock.  In addition, Mr. Oliveira also exchanged warrants to purchase 2,666,667 shares of Common Stock at an exercise price of $0.60 with the Issuer for shares of Common Stock at a ratio of 0.05 shares of Common Stock per warrant, for an aggregate of 133,334 shares of Common Stock.  Simultaneous with the Exchange Transaction, Mr. Oliveira transferred an aggregate of 15,480,000 shares of Common Stock to third parties.

In addition to the Series B Shares and the Common Stock issued in the Exchange Transaction, Mr. Oliveira is also the owner of 3,805,186 shares of Common Stock (the “Common Shares”).

As a result of Mr. Oliveira’s ownership of the Series B Shares and Common Shares, Mr. Oliveira is, for purposes of this Statement, the beneficial owner of a total of 166,993,986 shares of Common Stock.

Item 4.  Purpose of Transaction

Mr. Oliveira purchased all of the securities of the Issuer identified above for investment purposes.

Mr. Oliveira, in his capacity as an investor in securities of the Issuer, has no present plans or proposals that relate to, or could result in, any of the events or occurrences described in items (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would result from or occur upon completion of any of the actions discussed in this Statement.

Item 5.  Interest in Securities of the Issuer

(a) As calculated in accordance with Rule 13d-3(d)(1) of the Act, and assuming the conversion of Series B Shares to the extent that such conversion is permitted pursuant to the restriction on conversion thereof as discussed above, Mr. Oliveira is deemed to own an aggregate of 83,260,331shares of Common Stock, representing 9.99% of the total outstanding shares of the Issuer as of November 5, 2010.

Assuming the conversion of Series B Shares without regard  to the restriction on conversion thereof as discussed above, Mr. Oliveira would be deemed, in accordance with Rule 13d-3(d)(1) of the Act, to beneficially own an aggregate of 166,993,986 shares of Common Stock, which would represent 21.9% of the total outstanding shares of the Issuer as of November 4, 2010.

(b)  Except for matters brought before the holders of Series B Shares for a vote of the holders of Series B Shares, the holders of Series B Shares are not entitled to vote on matters submitted to a vote of the shareholders of the Issuer on an as-converted basis.  Accordingly, due to the restrictions on conversion of the Series B Shares and on the exercise of Series B Warrants, for purposes of this Statement, Mr. Oliveira is deemed, pursuant to Rule 13d-3(d)(1) of the Act, to have sole voting power with respect to an aggregate of 83,260,331 shares of Common Stock, which represents 9.99% of the total voting power of the outstanding Common Stock of the Issuer.

Assuming the conversion of Series B Shares without regard  to the restriction on conversion thereof as discussed above, the Mr. Oliveira would be deemed, in accordance with Rule 13d-3(d)(1) of the Act, to sole voting power with respect to an aggregate of 166,993,986 shares of Common Stock, which would represent 21.9% of the total voting power of the outstanding Common Stock of the Issuer.

(c) Other than as set forth herein (including under Item 6 below), Mr. Oliveira has not engaged in any transactions involving equity securities of the Issuer, including during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Oliveira acquired the Series B Shares in connection with the transactions that are disclosed and described in the Issuer’s current reports on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2010 and August 5, 2010 (the “Current Reports”) under Items 1.01 (including information under the headings “Series B Preferred Stock Financing” and “Common Stock Financing”) and Items 1.01 and 3.02 (including information under the heading “Private Placement Financings”), respectively.  The information contained in the Current Reports under each of the Items set forth above is incorporated by reference herein.

In connection with his acquisition of the Series B Shares, Mr. Oliveira and the Issuer entered into a Stock Purchase Agreement (the “Series B SPA”), a Registration Rights Agreement, the Series B Warrants, two separate Waivers and Agreements to Convert, a Loan Cancellation Agreement, a Loan Cancellation and Note Assignment Agreement and certain other ancillary agreements related thereto, the terms of which are described in more detail in the Current Reports and in the Series B SPA.  Copies of the Series B SPA, the Registration Rights Agreement described above, the forms of the Series B Warrants, the two separate Waivers and Agreements to Convert the Loan Cancellation Agreement, and the Loan Cancellation and Note Assignment Agreement were filed as exhibits 10.3, 4.6, 4.3, 10.4, 10.5 and 10.6 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.  Each of such exhibits are  incorporated by reference herein as if such exhibits were filed as exhibits to this statement.

The Exchange Transaction pursuant to which Mr. Oliveira exchanged the Series B Warrants and the $0.60 warrants for Common Stock as described herein was completed on October 20, 2010 and is described under Items 1.01 and 3.02 of Issuer’s current report on Form 8-K as filed with the SEC on October 22, 2010 (the “Current Report”) and also in Issuer’s press release as filed with the SEC as Exhibit 99.1 to the Current Report.  In connection with the Exchange Transaction, each of the participants in the Exchange Transaction, including Mr. Oliveira, entered into warrant exchange agreements with the Issuer (the “Warrant Exchange Agreements”).  The form of the Warrant Exchange Agreement into which Mr. McMahon and the Issuer entered in connection with the Exchange Transaction has been filed with the SEC as Exhibit 10.1 to the Current Report.  The information contained in the Current Report is incorporated by reference herein.

Additionally, as of October 19, 2010, Mr. Oliveira and granted to Mr. McMahon, the Chief Executive Officer of the Issuer, an irrevocable proxy (a “Proxy”) coupled with an interest with respect to the all securities of the Issuer owned by Mr. Oliveira, provided, however, that the Proxy pertains solely to voting of such securities with respect to the removal of members of the board of directors of the Issuer without cause in accordance with the by-laws of the Issuer in effect as of the time of such a vote.

Other than as referred to above and as disclosed in documents incorporated by reference herein, there are no contracts, arrangements, understandings or relationships between or involving Mr. Oliveira with respect to securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 5, 2010

/s/ STEVEN OLIVEIRA
Steven Oliveira